China 3C Group Address: 368 HuShu Nan Road HangZhou City, Zhejiang Province, China 310014 Tel: 086-0571-88381700

November 16, 2009
Jay Williamson, Esq. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	China 3C Group
Form 10-K filed April 15, 2009
File No. 000-28767
Supplemental response letter dated August 31, 2009

Dear Mr. Williamson:

           Thank you for your comment letter dated October 15, 2009 (the “Comment Letter”) with respect to the above-captioned Annual Report on Form 10-K filed on April 15, 2009 (“Form 10-K”) and Quarterly Report on Form 10-Q filed on May 15, 2009 (“Form 10-Q”) of China 3C Group, a Nevada corporation (the “Company”).  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Comment Letter.  Instead of filing an amendment to the Form 10-K and the Form 10-Q, we have included in this response, where required, the additional disclosure that we intend to include in an amendment for the Staff’s review prior to filing the amended reports.

Form 10-K for the year ended December 31, 2008

Management’s Report on Internal Control over Financial Reporting,  page 30

1.
We note your response to our prior comments three and four. It appears that in prior periods you concluded that deficiencies in your internal controls associated with sales cut-off errors were not a material weakness because they did not result in material adjustments to your financial statements. However, a material weakness is defined as a deficiency in internal control, such that there is a reasonable possibility that a material financial statement misstatement will not be prevented, or detected and corrected, on a timely basis. Please tell us how you considered the likelihood that this deficiency in your internal controls would result in a material misstatement of your financial statements in prior periods.

Response to Comment 1:

For the year ended December 31, 2007, the sales cut-off difference was immaterial and therefore was not adjusted in the financial statements. We considered the likelihood that a deficiency could result in a material misstatement and concluded that the sales cut-off deficiency in the year end 2007 was unlikely to cause a material misstatement in the future. The Company monitored the sales cut-off difference, the related cost of goods sold and gross profit for the fiscal quarters ended March 30, 2008, June 30, 2008 and September 30, 2008 and noted that the differences were individually and in aggregate below the materiality level.  It confirmed the Company’s initial assessment that the deficiency of sales cut-off was unlikely to cause a misstatement.

Securities and Exchange Commission November 16, 2009 Page 2

The extremely high sales cut-off difference at year end 2008 was an exceptional case. The Chinese New Year falls on different dates of the Gregorian calendar every year. The 2009 Chinese New Year was approximately 15 days earlier than usual which led to higher sales at year end 2008 because customers started holiday shopping earlier.  As a result, the sales cut-off difference and the related cost of sales at year end 2008 were above the materiality threshold, but the related gross profit was below threshold.

The Company corrected the errors immediately when the auditor proposed the adjustments during 2008 year end audit.

2.
We note your response to our prior comment six. As your response did not adequately address our comment, it will be reissued. It appears that the material weakness in your internal control over financial reporting (i.e. your financial reporting staff lacking technical accounting expertise regarding US GAAP and expertise regarding preparation of financial statements) would impact multiple areas of your financial statement preparation process. Please tell us how you address and overcome this type of pervasive material weakness in your financial reporting process.

Response to Comment 2:

The Company will revise its Form 10-K to provide the following analysis of how the lack of US GAAP expertise affected the Company’s financial reporting process and internal control over financial reporting:

A)
Due to the lack of US GAAP experience and expertise, the Company failed to include the disclosures required by SFAS 131 and SFAS 141 in the financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company has made the following changes to mitigate these deficiencies:

•	Changed our independent auditor from Morgenstern LLP to Goldman Parks Kurland Mohidin LLP.

•	Hired a new Chief Financial Officer, who had extensive financial accounting and reporting experiences in June 2009, to lead the accounting department and oversee financial reporting.

•	Hired new accounting staff who is familiar with US GAAP and PCAOB requirements to assist with preparing financial statements in accordance with US GAAP.

•	Hired a CPA to assist with quarterly and annual financial reporting for compliance with US GAAP and SEC rules.

Securities and Exchange Commission November 16, 2009 Page 3

B)	The Company omitted segment information in its Form 10-Qs for the fiscal periods ended March 31, 2008, June 30, 2008 and September 30, 2008.

The Company’s segment information was supplemented in the 2008 10-Q amendments. In the following 10-Qs in 2009, the Company ensured that segment information is included in the notes to the financial statement and updated segment information timely when we had new acquisitions.

Consolidated Financial Statements

Notes to Financial Statements

Note 7 - Income Tax. F-16

3.
We note your disclosure that operations in the United States have incurred net accumulated operating losses of approximately $2.4 million as of December 31, 2008 for income tax purposes. Please provide us with an explanation for this statement as it does not appear that you have operations in the United States.

Response to Comment 3:

The Company does not have any operations in US. The accumulated losses of $2.4 million are solely associated with public company expenses incurred over the years, such as legal fees, accounting fees, investor relations expenses and filing fees.

In future filings, the Company will clarify in the footnotes to the financial statements that the US entity doesn’t have any operations and the accumulated losses are resulting from public company expenses.

4.
It appears that you have not met the disclosure requirements per paragraphs 43-49 of SFAS 109 and paragraphs 20-21 of FIN 48. Please provide us with a detailed analysis of how you evaluated the disclosure requirements of each paragraph referenced above, including the components of your deferred tax asset pursuant to paragraph 17 of SFAS 109.

Response to Comment 4:

The Company considered the requirement of SFAS 109 and FIN 48 when we prepared the financial statements for 2008.

SFAS No. 109, “Accounting for Income Taxes”, requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns.

For the year 2008, the US entity of China 3C had net accumulated operating losses of approximately $666,000 as of December 31, 2008 for income tax purposes and the deferred tax asset associated with the net accumulated operating losses was approximately $227,000. We recorded 100% of valuation allowances against the deferred tax asset due to the fact that the US entity does not have any operations and only incurs public expenses every year and it is more likely  than not that all of the Company’s deferred tax assets will not be realized.

Securities and Exchange Commission November 16, 2009 Page 4

FIN 48 provides guidance on interest and penalties on unrecognized deferred tax benefit. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not have any unrecognized tax benefit, and therefore, no accrued interest or penalties associated with any unrecognized tax benefits was recorded.

Signature

5.
We note your response to prior comment nine from our letter dated June 29, 2009. Please ensure that an amended Form 10-K includes Mr. Zhang’s signature in his capacity as your principal accounting officer.

Response to Comment 5:

The Company will amend its Form 10-K to include Mr. Zhang’s signature in his capacity as the Company’s principal accounting officer.

Form 10-Q for Fiscal Quarter  Ended March 31 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 20

6.
We note your response to our prior comment 12. Your response indicates that the increase in accounts receivable is due to the extended payment terms offered to your customers beginning in March 2009. Please provide us with a discussion of management’s assessment of the timing and collectability of your accounts receivable balance. Your response should address the changes in your accounts receivable turnover ratio and days sales outstanding from December 31, 2008 through June 30, 2009 and an analysis of the factors contributing to these changes.

Response to Comment 6:

At year end 2008, the contract terms were i) 30 days from the transfer of goods to the customers on retail and ii) 10 days after receipt of goods on wholesale.

Beginning in March 2009, the Company has renewed the contracts with customers and new terms were negotiated as follows: i) 45 days from the transfer of goods to the customers on retail and ii) 15 days after receipt of goods on wholesale.

In 2008, the accounts receivable turnover was approximately 12 times per year. In the six months ended June 30, 2009, the accounts receivable turnover was approximately 9 times per year. The accounts receivable turnover ratio is in line with contract terms. Management assessed the collectability of accounts receivable and determined that all accounts remained collectible. No bad debt provision was necessary during the first and second quarter 2009 for the current accounts receivables.

Securities and Exchange Commission November 16, 2009 Page 5

7.
We note your response to our prior comment 13 which attributes the increased inventory balance at March 31, 2009 to the sales cut-off error identified at December 31, 2008. As your response states that a correcting adjustment was recorded at December 31, 2008, it is not clear how this sales cut-off error would have resulted in an increase in inventory from December 31, 2008 to March 31, 2009. Please revise to clarify the cause of the increase in inventory.

Response to Comment 7:

The increased inventory balance at March 31, 2009 was not due to the sales cut-off error identified at December 31, 2008.  The increased inventory balance at March 31, 2009 was due to the slowdown in sales after the Chinese New Year holiday.

At December 31, 2008, inventory level of $9 million was relatively low because it is the peek season for holiday shopping and we have high inventory turnover during the holiday season.  At March 31, 2009, inventory was $11.3 million. Sales slowed down after the Chinese New Year in late February and March 2009, and the Company needed some time to adjust the inventory to a normal level.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated.  Please let us know if you have further questions. Thank you.

Very truly yours,

China 3C Group

By:	/s/ Zhenggang Wang
Name: Zhenggang Wang
Title: Chief Executive Officer and Chairman